

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 23, 2017

Michael J. Garberding
Chief Financial Officer
EnLink Midstream Partners, LP
2501 Cedar Springs Rd.
Dallas, Texas 75201

> **Re: EnLink Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-36340**

Dear Mr. Garberding:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                                /s/ Lilyanna Peyser for

                                                Mara L. Ransom
                                                Assistant Director
                                                Office of Consumer Products

cc: Preston Bernhisel, Esq.